UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

September 5, 2007
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains the press release entitled “completion of DSP Group’s acquisition of NXP’s Cordless and VoIP terminals business” dated September 5, 2007.

Exhibits

1.             Press release, dated September 5, 2007

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 5th day of September 2007.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Peter van Bommel
Peter van Bommel
(Chief Financial Officer, Member of the Board of Management)

DSP Group and NXP Semiconductors Announce the Completion of
the Cordless & Voice over IP Terminals Transaction

San Jose, California and Eindhoven, Netherlands, September 5, 2007 — DSP Group, Inc. (Nasdaq: DSPG) and NXP Semiconductors, the independent semiconductor company founded by Philips, today announced the completion of DSP Group’s acquisition of NXP’s Cordless and VoIP terminals business.  The transaction, which was initially announced on May 14, 2007, involved the initial payment by DSP Group of approximately $270 million, consisting of approximately $200 million in cash and 4,186,603 newly issued shares of DSP Group’s common stock. As a result of the transaction, NXP now owns approximately 13% of DSP Group’s outstanding common stock and an NXP nominee will be appointed to DSP Group’s board of directors as a Class III director to serve until DSP Group’s annual meeting of stockholders in 2009.

DSP Group expects the transaction will have a positive impact on earnings per share beginning in the fourth quarter of 2007, excluding transaction expenses, intangible amortization and related one time charges in connection with the acquisition.

DSP Group will update its financial outlook for the combined operations and discuss the integration process on its scheduled third quarter results earnings conference call on October 31, 2007.

About DSP Group

DSP Group, Inc. is a fabless semiconductor company, offering advanced chip-set solutions for a variety of applications. DSP Group is a worldwide leader in the short-range wireless communication market, enabling home networking convergence for voice, video & data. By combining its in-house technologies of Digital Signal Processors (DSPs), portfolio of wireless communication protocols, including DECT, Bluetooth and Wi-Fi, most advanced Radio Frequency CMOS and SiGe, as well as VoIP ICs, DSP Group is a worldwide leader and a one-stop-shop for a wide range of applications. These applications include ISM band digital 900MHz, 2.4GHz and 5.8GHz telephony, European DECT (1.9GHz) telephony, Bluetooth systems for voice, data and video communication and deployment in residential, SOHO, SME, enterprise and automotive applications. DSP Group ICs provide solutions for MP3 players, VoIP Phones, Gateways, and Integrated Access Devices and are widely used in Digital Voice Recorders. More information about DSP Group is available at www.dspg.com.

About NXP

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of EUR 5 billion in 2006. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

Forward-looking statements of DSP Group

This press release contains forward-looking statements with respect to the transaction, including the positive impact on DSP Group’s EPS. Forward-looking statements are subject to certain risks, trends

1

and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements, including, but not limited to: the risk that the business will not be integrated successfully; the risk that the revenue potentials, cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruptions in the business that makes it more difficult for DSP Group to maintain relationships with customers, employees or suppliers and other risks and uncertainties associated with the integration.  Actual results could differ materially from those discussed in or implied by forward-looking statements for various reasons, including those discussed in “Risk Factors” in DSP Group’s Form 10-Q for the quarter ended June 30, 2007.  You should not place undue reliance on any forward-looking statements.  Except as expressly required by the federal securities laws, DSP Group undertakes no obligation to publish, update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

CONTACT:

NXP Lieke de Jong —Tops lieke.de.jong-tops@nxp.com +31 (0)40 2725202	DSP Group Ofer Elyakim, ofere@dsp.co.il +1 (408) 986-4421

2